SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For May 14, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Nice Systems Reports First Quarter 2003 Results.

Dated May 14, 2003

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

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Dated:  _____________

NICE SYSTEMS REPORTS FIRST QUARTER 2003 RESULTS

Highlights:

.        Revenue increased 7% sequentially and 48% year-over-year

.        Gross margin improves to 50.1%, highest level in 9 quarters

.        GAAP EPS of $0.01; excluding restructuring charges, EPS of $0.04

.        Focus on working capital management helped generate $8 million operating cash flow

Ra`anana, Israel, May 14, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced unaudited results for the quarter ending March 31, 2003.

Revenue in the first quarter was $53.3 million, a 7% sequential increase from $49.7 million in the fourth quarter of 2002, and a 48% increase from the first quarter of 2002.  On a GAAP basis, net income was $0.2 million, or $0.01 per share on a fully diluted basis, compared with a net loss of $33.3 million, or $2.22 per share, in the fourth quarter of 2002.  The GAAP net loss in the first quarter of 2002 was $1.2 million, or $0.09 per share.

Excluding restructuring charges, non-GAAP net income in the first quarter was $0.7 million, or $0.04 per share on a fully diluted basis, compared with a net loss of $0.7 million, or $0.05 per share in the fourth quarter of 2002, and a net loss of $1.2 million, or $0.09 per share in the year earlier period.

Commenting on the results, Haim Shani, president and CEO of NICE said, "Taking into account normal seasonal patterns, we had another good quarter in Q1.  Most of the sequential revenue improvement came from increased service revenue, which has been an area of focus for us.  The integration of TCS has been completed successfully and we are well-positioned to continue to lead our industry segment with competitive advantages that include breadth of products, a balanced global organization with very strong management in all regions, an extensive installed base, and an outstanding distribution network."

Gross margin continued to improve and reached 50.1%, up from 49.0% in the fourth quarter of 2002 and 45.1% in the first quarter a year ago.  Operating expenses declined as a percent of revenue compared to the fourth quarter of 2002.  On a GAAP basis, the company reported an operating loss of $0.3 million for the first quarter.  However, excluding the cost of involuntary employee terminations connected with the TCS acquisition, NICE had a non-GAAP operating profit of $0.2 million.

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Balance Sheet

Total cash and equivalents at March 31, 2003 rose to $79.2 million compared to $68.6 million on December 31, 2002.  Primarily as a result of strong focus on working capital management, the company generated operating cash flow of $8 million during Q1 and DSOs fell to 97 days, a more typical level from the high level caused by the timing of the acquisition of TCS.  Also contributing to the increase was a $6.6 million payment from Thales, reflecting a portion of the adjustment to the purchase price of the assets of TCS as provided by the original agreement.

TCS Purchase Price Remeasurement

In accordance with U.S. GAAP, an adjustment was made to the price of the TCS acquisition as a result of a required change in the measurement date used to value the shares issued from the announcement date of July 31, 2002 to the closing date of November 2, 2002.    The reduction in purchase price has been reflected as an adjustment to the December 31, 2002 balance sheet as a $7.4 million reduction of goodwill and a $7.4 million reduction of paid-in-capital.  Thus, the acquisition purchase price has been reduced to $39.8 million from the $47.2 million figure reported at the end of the fourth quarter of 2002.

Outlook

Commenting on the outlook, Mr. Shani said, "With the smooth transition of the TCS operations into NICE, we have removed the risk of serious integration problems.  During our first combined quarter, we had record bookings and continue to have a very strong pipeline of potential business.  However, we should remember that our business model is such that we always have limited forward visibility of less than a quarter.  In addition, we face a number of uncertainties that are beyond our control such as the SARS epidemic in the Asia Pacific region.  We have not been affected so far and, if we are, we hope to be able to increase our business in the unaffected portions of the region enough to meet our growth targets.  It is also difficult to predict when and to what extent federal Homeland Security related spending will impact our security business in the U.S.  We expect revenue for the second quarter to be between $55 and $57 million, with EPS of between $0.13 and $0.17 per share.  We see no reason at this time to change our full year guidance of $240 to $255 million in revenue and $0.80 to $0.90 per share (excluding any special charges). However, given these external uncertainties, we are more comfortable with the lower end of this range."

Conference Call

NICE will host a conference call to discuss these topics today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE`s website at www.nice.com.   A telephone replay will be available for up to 72 hours after the call.  The replay information will also be available on NICE`s website.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany,

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United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport (NICE Web Site: www.nice.com)

.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended March 31,	
	2002 Unaudited	2003 Unaudited
Revenue		
Product	$ 31,162	$ 40,139
Services	4,903	13,137
Total revenue	36,065	53,276
Cost of revenue		
Product	14,189	16,728
Services	5,601	9,834
Total cost of revenue	19,790	26,562
Gross Profit	16,275	26,714
Operating Expenses:		
Research and development, net	4,279	5,821
Selling and marketing	8,988	13,430
General and administrative	5,168	7,282
Restructuring charges	-	444
Total operating expenses	18,435	26,977
Operating loss	(2,160)	(263)
Financial income, net	959	559
Other income (expense), net	31	(37)
Income (loss) before taxes on income	(1,170)	259
Taxes on income	20	50
Net income (loss)	$ (1,190)	$ 209
Basic income (loss) per share	$ (0.09)	$ 0.01
Diluted income (loss) per share	$ (0.09)	$ 0.01
Weighted average number of shares outstanding used to compute:		
Basic income (loss) per share	13,342	15,808
Diluted income (loss) per share	13,342	15,816

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT
QUARTER ENDED MARCH 31, 2003
U.S. dollars in thousands

Cash flows from operating activities:	
Net income	$ 209
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	4,714
Accrued severance pay, net	(49)
Amortization of discount (premium) and accrued interest on held-to-maturity marketable securities	175
Decrease in trade and unbilled receivables	5,086
Decrease in other receivables and prepaid expenses	2,200
Increase in inventories	(1,344)
Decrease in trade payables	(1,252)
Decrease in accrued expenses and other liabilities	(1,723)
Other	4
Net cash provided by operating activities	8,020
Cash flows from investing activities:	
Purchase of property and equipment	(1,521)
Proceeds from sale of property and equipment	174
Investment in short-term bank deposits	(15)
Proceeds from short-term bank deposits	45
Proceeds from sale of short-term held-to-maturity marketable securities	8,800
Investment in long-term held-to-maturity marketable securities	(7,773)
Capitalization of software development costs	(636)
Decrease in accrued acquisition costs	(2,548)
Decrease in related party receivables from TCS acquisition	6,635
Net cash provided by investing activities	3,161
Cash flows from financing activities:	
Proceeds from issuance of shares and exercise of share options and warrants, net	718
Short-term bank credit, net	(24)
Net cash provided by financing activities	694
Effect of exchange rate changes on cash	(48)
Increase in cash and cash equivalents	11,827
Cash and cash equivalents at beginning of year	19,281
Cash and cash equivalents at March 31, 2003	$ 31,108

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